Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of President Street Global, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of President Street Global, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of President Street Global, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of President Street Global, LLC's management. Our responsibility is to express an opinion on President Street Global, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to President Street Global, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as President Street Global, LLC's auditor since 2023.

Maitland, Florida

March 26, 2026

President Street Global, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	666,582
Warrants		228,725
Fixed assets (net of $976 accumulated depreciation)		5,330
Total assets		900,637

Liabilities and Members' Equity

Liabilities:

Accounts payable		15,500
Total liabilities		15,500
Commitments and contingencies		-
Members' Equity		885,137
Total liabilities and members' equity	$	900,637

The Notes to Financial Statements are an integral part of this statement.

1.   Nature of Operations
President Street Global LLC (the "Company") was formed on October 12, 2018 in the State of Delaware, and operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a majority-owned subsidiary of President Street Holdings LLC (the "Parent"). The Company is engaged in private placements and M&A advisory services.

2.   Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company's assets, liabilities, income and expenses are treated as if members directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. All items of income and expense are proportionally allocated among the members. Therefore, the Company's results of operations are presented without a provision for income taxes.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

The Company maintains cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, these balances may exceed the federally insured limits. However, these balances are maintained with a high-quality financial institution which management believes limits the risk. There was $416,582 in excess of insured limits at December 31, 2025.

Revenue from Contracts with Clients
The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Revenue from contracts with clients are comprised of consulting and advisory fees and success fees. The recognition and measurement of such fees is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether revenue should be presented gross or net of certain costs.

Success fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction, or in the case of consulting and advisory fees, when certain milestones are reached. The Company identifies the specific performance obligations associated with each contract with the customer and determines when that specific performance obligation has been satisfied. In certain transactions, the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized upon completion of the performance obligation. At December 31, 2025, the Company did not have any deferred revenue. The Company received warrants as part of its fee in 2025.

2. Summary of Significant Accounting Policies (continued)

Credit Losses
The Company follows ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances. The Company had accounts receivable of $0 as of December 31, 2025.

3. Net Capital Requirements
As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, the greater of $5,000 or 6-2/3% of aggregate indebtedness, and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2025, the Company had net capital of $651,082 which exceeded the required net capital of $5,000 by $646,082. At December 31, 2025, the Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

4. Regulation
The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5. Subordinated Loan
In June of 2023, the Company entered into a satisfactory subordination agreement ("Subordinated Loan"). Subordinated Loans must be approved by FINRA, are subordinated to the claims of creditors, and may be repaid only upon satisfaction of certain conditions, including the Company's continued compliance with specific net capital requirements. Upon regulatory approval, the Company repaid in full the subordinated loan and compounded interest during the year,

6. Related Party Transactions
The Company has an expense sharing agreement with its Parent. The agreement is continuous until amended in writing. The Parent pays rent and certain general and administrative expenses on behalf of the Company. The Company paid $48,000 to the Parent for rent and other expenses during the period. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

7. Commitments and Contingencies
The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025 or during the period then ended.

8. **Segment Reporting**
The single segment derives revenues from consulting fees and fees on private placements.

The accounting policies of consulting fees and fees on private placements are the same as those described in the summary of significant policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on net income that is also reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the investment banking segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The Company's chief operating decision maker is the general securities principal.

9. **Fair Value**
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

- **Fair Value Measurements on a Recurring Basis**
  - **As of December 31, 2025**

Assets	Level 1	Level 2	Level 3
Marketable securities			
Warrants	-	-	228,725
Total	$ -	$ -	$228,725

10. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 and through the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure or recognition in the financial statements as of December 31, 2025.